

September 9, 2010

Mr. Gabriel Blasi
Chief Financial Officer
IRSA Inversiones Y Representaciones Sociedad Anonima
Bolivar 108
(C1091AAQ)Buenos Aires, Argentina

Re: IRSA Inversiones Y Representaciones Sociedad Anonima
Form 20-F for the fiscal year ended June 30, 2009
File No. 1-13542

Dear Mr. Blasi:

We have completed our review of the above referenced filing and have no further comments at
this time.

Sincerely,

Jennifer Monick
Senior Staff Accountant